GIANT OIL & GAS INC.
246 Stewart Green S.W., Suite 4010
Calgary, Alberta, Canada
T3H 3C8

MANAGEMENT INFORMATION CIRCULAR

This Information Circular is furnished in connection with the solicitation of proxies by management of Giant Oil & Gas Inc. ("the Company") for use at the Annual Meeting of shareholders of the Company to be held on August 11, 2010 (the “Meeting”) and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting.  Except where otherwise indicated, the information contained herein is stated as of July 15, 2010.

All costs of this solicitation will be borne by the Company.  In addition to the solicitation of proxies by mail, directors, officers and employees may solicit proxies personally, by telephone or facsimile, but will not receive compensation for so doing.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholders in the accompanying form of proxy were designated by the management of the Company ("Management Proxyholder"). A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.  A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with the Company by mail or courier at the address above, or by fax at (403)-774-7185 not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting or any adjournment of it unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing

(a)	executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney, of the corporation; and

(b)
delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof, or in any other manner provided by law.

Only registered shareholders have the right to revoke a Proxy.  Non-Registered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective Intermediaries to revoke the Proxy on their behalf.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder may vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for.  In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy.  In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the attached Notice of Meeting and other matters which may properly come before the Meeting.  At present, Management of the Company knows of no such amendments, variations or other matters.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shareholders of the Company are considered “non-registered” shareholders if the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered tax plans and similar plans); or (b) in the name of a clearing agency (such as The Depositary Trust Company (“DTC”) or The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting materials to each Non-Registered Holders unless they have waived their right to receive such materials.  If you hold your shares through an Intermediary, please follow the instructions for voting provided by such Intermediary.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors and the appointment of auditors and as set out herein.  For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company’s last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares.  On July 15th, 2010 (the “Record Date”) there were 45,272,660 common shares issued and outstanding, each share carrying the right to one vote.  The Company is also authorized to issue an unlimited number of preferred shares without par value, of which none have been issued as of that date.

Only shareholders of record at the close of business on the Record Date will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof.  On a show of hands, every shareholder will have one vote and, on a poll, every shareholder present in person will have one vote for each share.  In order to approve a motion proposed at the Meeting, a majority of more than half of the votes cast will be required to pass an ordinary resolution, and a majority of at least two-thirds of the votes cast will be required to pass a special resolution.

To the knowledge of the Directors and executive officers of the Company, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:
Name of Beneficial Owner	Number of Shares Owned	Percent of Issued Shares Beneficially Owned
Michael Nott	14,000,000(1)	30.9%
Robert Coale	16,000,000(1)	35.3%

(1)	The above information was supplied to the Company by the shareholders.

ELECTION OF DIRECTORS

Management proposes to nominate the persons listed below for election as Directors.  Each Director will hold office until the next Annual General Meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated.  Management does not contemplate that any of the nominees will be unable to serve as a director.  In the event that prior to the Meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.

Name, Residence and Present Position with the Company	Director Since	# of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised(1)	Principal Occupation(1)(2)
Michael Nott Calgary, Alberta Director, President, CEO, COO and Secretary	May 2006	14,000,000	Geologist, Alberta Research Council
Robert Coale Solana Beach, California Director	April 2004	16,000,000	Self-employed engineer

(1)	The information is as at July 15, 2010 and has been furnished by the respective nominees.
(2)	Information respecting principal occupations is set forth below.

Information respecting the principal occupations and background of each of the nominees as directors is as follows:

Michael Nott has been a Director of the Company since May 2006 and was appointed President, CEO, COO and Secretary On June 30, 2010.  He is an accomplished oil and natural gas geologist who has been working as a professional geologist since 1999 and from August 2006 until June 2008 he also served as a Director of Power Oil & Gas Inc., a publicly traded oil and natural gas exploration company.  Currently Mr. Nott is an Operations Geologist with Encana Oil & Gas in the Horn River Group working on shale gas projects in NE British Columbia. From 2006 to 2008, he worked as a project geologist in the Unconventional Gas Research Group with the Alberta Research Council which is primarily involved with the research and testing of Coal Bed Methane and Shale gas.  From 1999 to 2006, he worked as a Well Analyst and Hydrocarbon Geologist for CL Consultants Ltd. in Calgary, Alberta.  He has field experience across North America including Alberta, Saskatchewan, NE British Columbia, New Brunswick and Colorado.  Mr. Nott is 37 years old and graduated from the University of New Brunswick with a Bachelor of Science degree in Geology and is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta.

Robert Coale has been a Director of the Company since April 2004.  He also served as our Chairman, President, and Chief Executive and Operating Officer and Secretary from April 2004 until October 1, 2007. Since June 2003 he has been a Director of, and since October 2005 until September 2008 he was the President, and Chief Executive and Operating Officer and Secretary of Patriot Gold Corp., a publicly traded natural resource exploration company.  He is a Professional Engineer with two engineering degrees (1963 - MetE. - Colorado School of Mines, 1971 - MSc. - University of the Witwatersrand in South Africa) and an MBA from the University of Minnesota (1982) and has over 45 years of resource related business and management experience.   Mr. Coale is currently an independent consulting engineer specializing in mineral processing and natural gas fueling systems including development of projects for converting low-grade or stranded natural gas sources into liquefied natural gas.

Pursuant to Section 171(1) of the Canada Business Corporations Act, the Company may have an Audit Committee consisting of three directors, two of whom must not be employees or officers of the Company.  The Board of Directors is empowered to appoint an audit committee for the Corporation and will function as our audit committee until one is appointed.

The company does not have a nominating committee, the functions of which are performed by the Board of Directors.

No proposed director of the Company is, or within the 5 years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity:

(a)	was the subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days;

(c)
or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(d)
has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEO’s”):

(a)           the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)
each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d)
any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2009, the end of the most recently completed financial year of the Company, the Company had one Named Executive Officer, whose name and position held within the Company are set out in the summary compensation table below.

Summary Compensation Table
The following table is a summary of compensation paid to the Named Executive Officers for the Company’s most recently completed financial year ended December 31.

	Annual Compensation				Long Term Compensation
					Awards	Payouts
NEO Name and Principal Position	Year	Salary ($CDN)	Bonus ($CDN)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All other Compen-sation ($)
Rob Sandhu(1)(3) President, CEO	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Rob Sandhu(1) President, CEO	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Rob Sandhu(1) President, CEO	2007	Nil	Nil	Nil	200,000	Nil	Nil	Nil
Robert Coale (2) President, CEO	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Donald Neal Vice President	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Rob Sandhu was appointed President and CEO October 1, 2007.
(2)	Robert Coale resigned as President and CEO on October 1, 2007.
(3)	Subsequent to December 31, 2009, Rob Sandhu resigned as President and CEO on June 30, 2010. Michael Nott was appointed President and CEO on June 30, 2010.

Long-Term Incentive Plans – Awards in Most Recently Completed Fiscal Year

The Company has one stock option plan pursuant to which employees, directors and consultants and other agents of the Company may be granted options to purchase shares of the Company.  In June 2006, the Company adopted its 2006 Stock Option Plan (the “2006 Plan”).  The 2006 Plan provides for the granting of up to 5,000,000 stock options to key employees, directors and consultants, to purchase common shares of the Company.   Under the 2006 Plan the granting of stock options, exercise prices and terms are determined by the Company’s Option Committee, a committee designated to administer the 2006 Plan.

As of July 15, 2010, 3,200,000 options had been granted under the 2006 Plan at an average exercise price of CAD $0.22 per option.  3,000,000 of these options have been exercised and 200,000 stock options are currently outstanding.  There are an additional 1,800,000 options available to be granted under the Plan.

Option/SAR Grants During The Most Recently Completed Financial Year

During the most recently completed financial year, there were no incentive stock options granted to the Named Executive Officers and no stock appreciation rights (SARs) were granted during this period.  A stock appreciation right (“SAR”) is a right to receive a payment of cash or an issue or transfer of Shares based wholly or in part on changes in the trading price of the Company’s Shares.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officers directly.  However, reference is made to the disclosure under “Management Contracts” for particulars of consulting agreements entered into with companies of which the Named Executive Officer is a principal.

There is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 from the Company, including periodic payments or installments, in the event of the resignation, retirement or other termination of employment, a change of control of the Company or a change in the Named Executive Officers’ responsibilities following a change in control.

COMPENSATION OF DIRECTORS

Compensation for the Named Executive Officer is disclosed above.  Except as noted below, no cash compensation was paid to any director of the Company for the director’s services as a director during the most recent completed financial year, other than the reimbursement of out-of-pocket expenses.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options.  During the most recently completed financial year, no incentive stock options were granted to directors, including directors who are Named Executive Officers.  Commencing May 1, 2006 Mr. Nott began receiving $500 per month for his services as a director of the Company.  The monthly fees owing to Mr. Nott have been temporarily suspended as of January 2009 in order to conserve operating capital.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The were no compensation plans under which equity securities of the Company’ are authorized for issuance as of the end of the Company’s most recently completed financial year with respect to compensation plans.

MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone who is not a Director or Named Executive Officer of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Directors, executive officers, employees, proposed nominees for election as directors or their associates have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.  An “informed person” means: (a) director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the company or who exercises control or director over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

AUDIT COMMITTEE

The Board of Directors is empowered to appoint an audit committee for the Corporation and will function as our audit committee until one is appointed.

Following the Meeting, the directors of the Company will consider adopting a charter of the Audit Committee; however none is presently in place.

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements.  “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2009	$31,400	$Nil	$Nil(1)	$Nil(2)
December 31, 2008	$34,760	$Nil	$Nil(1)	$Nil(2)

(1)	Fees related to the preparation of the Company’s T-2 corporate income tax return and the General Index of Financial Information required by CCRA.

(2)
Fees related to specific advisory services provided, communications concerning fiscal matters affecting the Company’s business and advice concerning any private placement financings conducted by the Company or any SEC filings undertaken by the Company.

APPOINTMENT OF AUDITORS

Management is recommending that shareholders vote to authorize the Directors to appoint the auditor for the Company until the next Annual General Meeting and to authorize the Directors to fix their remuneration.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting.  If any other matter properly comes before the Meeting, the persons named in the enclosed form of proxy intend to vote the shares represented thereby in accordance with their best judgment on that matter.

OTHER BUSINESS

As of the date of this circular, management knows of no other matters to be acted upon at this Meeting.  However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

SHAREHOLDER PROPOSALS

Proposals which shareholders wish to be considered for inclusion in the Information Circular and proxy card for the 2011 annual shareholder meeting must be received by the Company by December 5, 2010 and must comply with the requirements of the Canada Business Corporations Act, as amended, and regulations thereto.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s comparative financial statements for its most recently completed financial year, which are being mailed to Shareholders with the Notice of Meeting and this Information Circular.  Shareholders may request additional copies by mail to 246 Stewart Green S.W. Suite 4010 Calgary, Alberta, Canada, T3H 3C8.

The contents and the sending of this Management Proxy Circular have been approved by the Company’s Board of Directors.

BY THE ORDER OF THE BOARD OF DIRECTORS OF
Giant Oil & Gas Inc.

Michael Nott
President